

Mail Stop 3561

January 16, 2009

Mr. William T. Giles
Chief Financial Officer
Autozone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re:** **Autozone, Inc.**
> **Form 10-K for Fiscal Year Ended August 30, 2008**
> **Filed October 27, 2008**
> **Form 10-Q for Fiscal Quarter Ended November 22, 2008**
> **Filed December 19, 2008**
> **File No. 1-10714**

Dear Mr. Giles:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 30, 2008

Item 6. Selected Financial Data, page 17

    1.   Please disclose how you treat closed and relocated stores in computing domestic comparable sales increases (decreases) in footnote (5).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

    2.   We believe that your discussion and analysis of net sales for each year presented should be revised to enable readers to clearly understand the changes in net sales between periods and the underlying causes for the changes. As such, please revise to:

- quantify increases in net sales (or net sales dollars) related to domestic same store sales and stores excluded from domestic same store sales;
- clarify whether the increases in domestic, ALLDATA and Mexico net sales include or exclude amounts related to a 53rd week;
- include a discussion of the impact of changes in prices and volume; and
- disclose the underlying causes for changes in net sales between periods, including net sales of ALLDATA and stores in Mexico.

In addition, consider including a discussion of the key variables and financial measures disclosed in selected financial data and used by management in managing the business to the extent useful to an understanding and evaluation of changes in net sales. Please refer to Item 303(a) of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm.

    3.   Please quantify the effect of your efforts to transition vendor funding to more specific promotions and selling activities in the second paragraph on page 20. Refer to Item 303(a) of Regulation S-K.

    4.   Please describe the category management efforts having a positive impact on gross profit as a percent of sales for each year presented. Also, please quantify the effect of category management efforts, supply chain efficiencies and increased distribution expense in your discussions of gross profit and

disclose the underlying reasons and causes for the changes. Refer to Item 303(a) of Regulation S-K.

5.   Please quantify the effect of higher employee medical expense and fuel expense for your commercial fleet and disclose the underlying reasons and causes for changes in the third paragraph on page 20. Also, please disclose the underlying reasons and causes for the change in occupancy costs in the ninth paragraph on page 20. Refer to Item 303(a) of Regulation S-K. In addition, we understand that you include delivery expenses in cost of sales. Please tell us why fuel expense of your commercial fleet is classified as operating, selling, general and administrative expenses. Finally, disclose the types of expenses included in cost of sales and operating, selling, general and administrative expenses in your description of significant accounting policies in the notes to consolidated financial statements. Refer to APB 22.

Liquidity and Capital Resources, page 21

6.   Please describe the reasons for the significant change in merchandise inventories and accounts payable for each year in your discussion of net cash provided by operating activities. Also describe the credit policies of your vendors and disclose whether the trend in the accounts payable to inventory ratio is reasonably likely to continue. Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.

Debt Facilities, page 22

7.   Please disclose the most restrictive minimum fixed charge coverage ratio specified in your credit agreements and the headroom at the end of the most recent year presented in the last paragraph on page 23.

Financial Commitments, page 24

8.   Please disclose other long-term obligations excluded from the table and other pertinent data to the extent necessary for an understanding of the nature and amount of the obligations in the footnotes or paragraph following the table. Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.

Critical Accounting Policies, page 28

9.   Please describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a

material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Commission Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 32

Notes to Consolidated Financial Statements, page 40

10. Please disclose the accumulated balance for each classification of accumulated other comprehensive income for each year presented. Refer to paragraph 26 of SFAS 130.

11. We note your disclosure in Item 15(c) that schedules required by Rule 5-04 of Regulation S-X are omitted because the information is not required or the information is included in the financial statements or notes thereto. As the information required by Schedule II prescribed by Rule 12-09 of Regulation S-X is not reflected in the financial statements or notes thereto, please tell us your rationale for excluding the schedules. In your response, please address each class of valuation and qualifying accounts and reserves, including the allowance for uncollectible accounts receivable, reserves for sales and warranty returns, factored accounts receivable recourse reserves and the valuation allowance for deferred tax assets.

Marketable Securities, page 40

12.   Please disclose the aggregate amount of unrealized losses and related fair
        value of investments with unrealized losses that have been in a continuous
        loss position for less than one year and those that have been in a continuous
        loss position for one year or longer. Also, please tell us and disclose the
        factors you considered and procedures performed in reaching the conclusion
        that there are no other than temporary impairments. Refer to FSP FAS 115-1
        and FAS 124-1.

13.   Please disclose the basis on which the cost of a security sold or the amount
        reclassified out of accumulated other comprehensive income into earnings is
        determined. See paragraph 21.b. of SFAS 115.

Accounts Receivable, page 41

14.   Please tell us and disclose the amount of the provision for doubtful accounts
        receivable for each year presented. See Rule 5-03(b)(5) of Regulation S-X.

Vendor Allowances and Advertising Costs, page 43

15.   Please disclose the amount of vendor allowances and promotional funds
        recognized as a reduction to selling, general and administrative expenses for
        each year presented. In addition, please tell us whether the amount of
        advertising expense disclosed for each year is presented on a gross or net
        basis. If advertising expense is reported on a net basis, please disclose the
        amount of vendor allowances recognized as a reduction of advertising
        expense for each year.

Note D – Income Taxes, page 49

16.   Please show us how to reconcile deferred income tax expense for fiscal 2008
        to the amount presented in the consolidated statements of cash flows.

Note E – Derivative Instruments and Hedging Activities, page 50

17.   Please tell us how you determine the income tax amounts reflected in the table
        on page 51. Also tell us how you account for income taxes on reclassification
        adjustments.

Note F – Financing, page 51

18.   Please tell us the conditions that support long-term classification of senior
        notes due July 2008, commercial paper and other debt at August 25, 2007.
        Refer to paragraphs 10 and 11 of SFAS 6.

Note L – Litigation, page 57

19.   Regarding the litigation disclosed in first paragraph, please disclose an
        estimate of the possible loss or range of loss or state that such an estimate
        cannot be made. Refer to paragraph 10 of SFAS 5.

Note M – Segment Reporting, page 57

20.   We note that you group products into hard parts, maintenance items and
        accessories and non-automotive categories as disclosed under the
        merchandising heading on page 5. Please disclose revenues for each product
        group unless it is impracticable to do so. If providing revenues for each group
        of products is impracticable, disclose that fact. Refer to paragraph 37 of
        SFAS 131. In addition, include a discussion and analysis of material changes
        in revenues for each product group in management's discussion and analysis
        of financial condition and results of operations.

21.   We note that the majority of your operations are located within the U.S. and
        that other operations include ALLDATA and Mexico locations. Please tell us
        the operating segments you have identified and the basis for your
        determination that your operations are managed as one reportable segment.
        Discuss how your organization is managed, whether you have chosen to
        organize the business around differences in products and services or
        geographic areas, business components for which discrete financial
        information is available and the financial information reviewed by your chief
        operating decision maker to make decisions about resources to be allocated to
        various business components and assess performance. In addition, discuss
        your basis for aggregation of identified operating segments in light of the
        aggregation criteria, quantitative thresholds and other situations described in
        paragraphs 17 – 24 of SFAS 131.

Item 9A. Controls and Procedures

22.   Please revise your disclosure regarding changes in internal control over
        financial reporting to comply with Item 308(c) of Regulation S-K.
        Specifically, please state that there were no changes in your internal control
        over financial reporting that occurred during the last fiscal quarter that has

> materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended November 22, 2008

23.   Please address the above comments in future filings as applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief